CYBIRD HOLDINGS

JASDAQ

News Release

March 30, 2007

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice Presidne
81-3-5785-6110

Notice of Change in Representative Directors

Tokyo, Japan, March 30, 2007 --- In a meeting of the Board of Directors held today, CYBIRD Holdings Co., Ltd. decided to make the following change in its representative directors. Details are as follows.

New Representative Director

Name	New Title	Old Title
Kazutomo Robert Hori	President & Group CEO	Director & Group CEO

The title of the current Representative Director, Fujio Komura, will change as follows.

Name	New Title	Old Title
Fujio Komura	Chairman	Chairman

1. Reason for Title Change

The addition of another representative director and title changes are being made to establish a management organization that can demonstrate more rapid decision-making and greater mobility for the Group's medium-to-long-term drive for performance growth.

2. Profile of New Representative Director

Kazutomo Robert Hori (Born in 23 August, 1965)

June, 1990	Founded Trisys International Co., Ltd. appointed President
April, 1991	Founded Entertainment Laboratory Co., Ltd. appointed President
October, 1994	Co-founded Paradise Web Co., Ltd. appointed President and CEO
September, 1998	Co-founded CYBIRD Co., Ltd. and appointed President and CEO
April, 2005	Appointed Co-President
June, 2005	Appointed Chairman and CEO
April, 2006	Appointed Chairman and CEO
October, 2006	Appointed Director and Group CEO (present)

3. Planned effective date of changes

April 1, 2007

(End of document)